HUMASCAN INC.
                          C/O CHRISTOPHER J.M. BLAXLAND
                              509 COUNTY LINE ROAD
                           RADNOR, PENNSYLVANIA 19807

                        --------------------------------

               INFORMATION STATEMENT PURSUANT TO SECTION 14(F) OF
             THE SECURITIES EXCHANGE ACT OF 1934 AND SEC RULE 14F-1

                        NOTICE OF CHANGE IN THE MAJORITY
                            OF THE BOARD OF DIRECTORS

                                  JULY 27, 1999

                        --------------------------------


     This Information Statement is being furnished to all holders of record at the close of business on July 27, 1999 of the common stock, par value $.01 per share ("Common Stock"), of HumaScan Inc., a Delaware corporation ("Company"), in accordance with the requirements of Section 14(f) of the Securities Exchange Act of 1934 ("Exchange Act") and Securities and Exchange Commission ("SEC") Rule 14f-1.

     NO VOTE OR OTHER ACTION BY THE COMPANY'S STOCKHOLDERS IS REQUIRED IN RESPONSE TO THIS INFORMATION STATEMENT. PROXIES ARE NOT BEING SOLICITED.

                                  INTRODUCTION

     The Company anticipates that on or about August 6, 1999, the transactions contemplated by the Agreement and Plan of Reorganization ("Reorganization Agreement") discussed below will be completed and the Board of Directors of the Company ("Board") will be reconstituted and fixed at six directors. Effective as of the closing of the transactions, it is anticipated that Elizabeth E. Tallett, Jack L. Rivkin, John F. Sasen, Sr. and Udi Toledano will resign as directors of the Company, and that Marta C. Kollman, Justin Strauss, Donald P. Hateley, Donald M. Anderson and Gerald L. Olson will be appointed as new directors to fill the vacancies created by the resignations. Christopher J.M. Blaxland, a current director of the Company, will remain a director after the closing. The closing will not occur, and the new directors will not begin their term, until after the expiration of the ten-day period beginning on the later of the date of the filing of this Information Statement with the SEC pursuant to Rule 14f-1 or the date of mailing of this Information Statement to the Company's stockholders.

     Because of the change in the composition of the Board, there will be a change in control of the Company on the date the new directors referred to above take office.

     As of June 30, 1999, the Company had issued and outstanding 8,139,070 shares of Common Stock, the Company's only class of voting securities that would be entitled to vote for directors at a stockholders meeting if one were to be held, each share being entitled to one vote.

     Please read this Information Statement carefully. It describes the terms of the Reorganization Agreement and contains certain biographical and other information concerning the executive officers and directors after the closing of the transactions contemplated by the Reorganization Agreement. Additional information about the Company is contained in the Company's Report on Form 8-K which is expected to be filed with the SEC on or about the date this Information Statement is filed with the SEC. The Form 8-K and the accompanying exhibits may be inspected without charge at the public reference section of the SEC at Judiciary Plaza, 450 Fifth Street, N.W., Washington, DC 20549. Copies of this material also may be obtained from the SEC at prescribed rates. The SEC also maintains a website that contains reports, proxy and information statements and other information regarding public companies that file reports with the SEC. Copies of the Form 8-K may be obtained from the SEC's website at http://www.sec.gov after it is filed.

                      AGREEMENT AND PLAN OF REORGANIZATION

     On July 16, 1999, the Company, together with The New Algae Company, Inc. ("New Algae") and The New Earth Company, Inc. ("New Earth"), who do business under the name "Cell Tech," and Marta C. Kollman and Daryl J. Kollman, the shareholders of New Algae and New Earth, entered into an agreement ("Reorganization Agreement") pursuant to which the shareholders of New Algae and New Earth will exchange 100% of their common stock of New Algae and New Earth for shares of the Company's Common Stock and the Company's Series B Convertible Preferred Stock ("Preferred Stock") in the aggregate equal to 94,228,726 shares of Common Stock. New Algae and New Earth will continue as wholly owned subsidiaries of the Company.

     The Company is presently authorized to issue 25,000,000 shares of Common Stock, of which 8,139,070 shares are presently outstanding. Because the number of shares that are to be issued to the Kollmans is to be the equivalent of 94,228,726 shares of Common Stock, at the closing of the transactions contemplated by the Reorganization Agreement, the Kollmans will be issued a combination of shares of Common Stock and shares of Preferred Stock that will be equivalent to the 94,228,726 shares of Common Stock upon conversion of the Preferred Stock. The Reorganization Agreement contemplates that, after the closing, the Company will effectuate a reverse stock split in the ratio of 1:10.8520933, at which time the Preferred Stock will be automatically converted. All references in this Information Statement to numbers of shares of Common Stock do not take such reverse split into account.

     The Reorganization Agreement contemplates that all but one of the current directors of the Company will resign and that new directors, designated by the Kollmans, will be appointed by the continuing director of the Company to take office upon the effective date of such resignations to serve until their respective successors are elected and qualify.

                                CHANGE OF CONTROL

     As a result of the actions described above under the captions "Introduction" and "Agreement and Plan of Reorganization," designees of the Kollmans will constitute a majority of the Board and will control the Company. Pursuant to the transactions contemplated by the Reorganization Agreement, the Kollmans may be deemed to beneficially own the equivalent of 94,228,726 shares of Common Stock, or 92.05% of the shares of the Common Stock to be outstanding following the closing of the transactions contemplated by the Reorganization Agreement.

                          SECURITY OWNERSHIP OF CERTAIN
                        BENEFICIAL OWNERS AND MANAGEMENT

     The following table sets forth the number of shares of Common Stock beneficially owned (a) as of the date of this Information Statement and (b) after the closing of the transactions contemplated by the Reorganization Agreement by (1) those persons or groups known to the Company who will beneficially own more than 5% of the Company's Common Stock, (2) each director and director nominee, (3) each executive officer whose compensation exceeded $100,000 in the year ended December 31, 1998, (4) each executive officer of the Company to assume office after the closing and (5) all directors and executive officers as a group. The information is determined in accordance with Rule 13d-3 promulgated under the Exchange Act based upon information furnished by the persons listed or contained in filings made by them with the Securities and Exchange Commission. Except as indicated below, the stockholders listed possess sole voting and investment power with respect to their shares.


                                                      Current Holdings(1)                  After Closing(2)
                                                --------------------------------  -----------------------------------
                                                Amount and                        Amount and Nature
                                                 Nature of                               of
                                                Beneficial                           Beneficial        Percent of
            Name of Beneficial Owner             Ownership     Percent of Class       Ownership           Class
            ------------------------            ----------     -----------------  ------------------   --------------
Christopher J.M. Blaxland                       30,000(3)               *             30,000(3)               *
509 County Line Road
Radnor, PA 19087
---------------------------------------------------------------------------------------------------------------------
Kenneth S. Hollander                            42,750(4)               *             42,750(4)               *
16 Fieldstone Road
Califon, NJ 07830
---------------------------------------------------------------------------------------------------------------------
Donald B. Brounstein                           189,000(5)            2.3%            189,000(5)               *
129 Hillcrest Avenue
Summit, NJ 07901
---------------------------------------------------------------------------------------------------------------------
Jack L. Rivkin                                       0                 *                 0                    *
388 Greenwich Street
New York, NY  10013
---------------------------------------------------------------------------------------------------------------------
John F. Sasen, Sr.                             220,834(6)            2.7%            220,834(6)               *
4345 Southpoint Boulevard
Jacksonville, FL 32216
---------------------------------------------------------------------------------------------------------------------
Elizabeth E. Tallett                           168,000(7)            2.2%          168,000(7)                 *
48 Federal Twist Road
Stockton, NJ 08559
---------------------------------------------------------------------------------------------------------------------
Udi Toledano                                   184,370(8)            2.2%        1,269,579(8)(9)            1.1%
545 Madison Avenue, Suite 800
New York, NY 10022
---------------------------------------------------------------------------------------------------------------------
Travelers Group, Inc.                       2,133,854(10)           24.9%        2,133,854(10)              2.0%
388 Greenwich Street
New York, NY 10013
----------------------------------------------------------------------------------------------------------------------
Scantek Medical, Inc.                       1,451,688(11)           17.0%        1,451,688(11)              1.3%
26 Merry Lane
East Hanover, NJ 07936
----------------------------------------------------------------------------------------------------------------------
Daryl J. Kollman and Marta C. Kollman               0                 *         94,228,726(12)             86.8%
1300 Main Street
Klamath Falls, OR 97603
----------------------------------------------------------------------------------------------------------------------


                                                      Current Holdings(1)                 After Closing(2)
                                                -------------------------------  -----------------------------------
                                                Amount and                       Amount and Nature
                                                 Nature of                              of
                                                Beneficial                          Beneficial        Percent of
            Name of Beneficial Owner             Ownership     Percent of Class      Ownership           Class
            ------------------------            ----------     ----------------  ------------------   --------------
John S. Neubauer(13)                                0                 *                0                   *
--------------------------------------------------------------------------------------------------------------------
Robert Longo(13)                                    0                 *                0                   *
--------------------------------------------------------------------------------------------------------------------
Justin Strauss(13)                                  0                 *                0                   *
--------------------------------------------------------------------------------------------------------------------
Donald P. Hateley                                   0                 *          3,255,629(14)            3.0%
c/o Hateley & Hampton, P.C.
1800 Century Park East, 6th Floor
Los Angeles, CA 90067-1501
--------------------------------------------------------------------------------------------------------------------
Donald M. Anderson(13)                              0                 *                   0                *
--------------------------------------------------------------------------------------------------------------------
Gerald L. Olson(13)                                 0                 *                   0                *
--------------------------------------------------------------------------------------------------------------------
All directors and officers as
  a group (7 persons before                    789,954(15)         9.1%         97,514,355(16)           87.2%
  closing, 8 persons after closing)
--------------------------------------------------------------------------------------------------------------------


---------------
o   Less than 1%.

(1) Based on 8,139,070 shares of Common Stock actually outstanding as of the date of this Information Statement.

(2) Based on 108,520,933 shares of Common Stock potentially outstanding after the closing, which includes 81,228,726 shares of Common Stock issuable upon conversion of the Preferred Stock. See "Agreement and Plan of Reorganization."

(3) Includes 30,000 shares of Common Stock issuable upon exercise of currently exercisable options held by Mr. Blaxland.

(4) Includes 41,250 shares of Common Stock issuable upon exercise of currently exercisable options held by Mr. Hollander.

(5) Includes 17,000 shares of Common Stock held by Mr. Brounstein's wife and son and 72,000 shares issuable upon the exercise of currently exercisable options and warrants held by Mr. Brounstein.

(6) Includes 28,333 shares of Common Stock issuable upon exercise of currently exercisable options held by Mr. Sasen. Also includes 56,250 shares held by Physician Sales & Service, Inc. ("PSS") and 136,250 shares issuable upon exercise of immediately exercisable warrants held by PSS. Does not include 6,666 shares issuable upon exercise of options held by Mr. Sasen that are not currently exercisable. Mr. Sasen disclaims beneficial ownership of the securities held by PSS.

(7) Includes 115,000 shares of Common Stock issuable upon exercise of currently exercisable options and warrants.

(8) Includes 52,018 shares issuable upon exercise of currently exercisable options and warrants held by Mr. Toledano. Also includes 50,000 shares of Common Stock held by Mr. Toledano's wife and 50,477 shares issuable upon exercise of immediately exercisable warrants held by Mr. Toledano's wife and a certain trust for the benefit of their minor children ("Toledano Trust"). Does not include 6,666 shares issuable upon exercise of options held by Mr. Toledano that are not currently exercisable.

(9) Includes 1,085,209 shares of Common Stock issuable upon exercise of immediately exercisable options to be issued to designees of Andromeda Enterprises, Inc. upon the closing. Udi Toledano is the president and, together with his wife, owns 100% of Andromeda Enterprises, Inc. The options will be issued as follows: 379,824 to Udi Toledano, 434,078 to Mr. Toledano's wife, 135,652 to the Toledano Trust and 27,131 to each of Stephanie Bier Toledano, Gideon Toledano, Judith Green, Robert Lax and Sandra Evans. Mr. Toledano disclaims beneficial ownership of the shares underlying the options to be issued to Stephanie Bier Toledano, Gideon Toledano, Ms. Green, Mr. Lax and Ms. Evans.

(10) Includes 1,440,000 shares of Common Stock held by Travelers Insurance Company ("TIC"), 343,156 shares issuable upon exercise of immediately exercisable options and warrants held by TIC, 219,875 shares held by Smith Barney Worldwide Special Fund, N.V. ("Smith Barney Fund"), 44,135 shares issuable upon exercise of immediately exercisable warrants held by Smith Barney Fund, 41,125 shares held by Smith Barney Worldwide Securities, Ltd. ("Smith Barney Securities"), 8,063 shares issuable upon exercise of immediately exercisable warrants held by Smith Barney Securities and 37,500 shares issuable upon exercise of immediately exercisable warrants held by Smith Barney Inc. Does not include 6,666 shares issuable upon exercise of options held by TIC that are not currently exercisable. Smith Barney Inc. and TIC are both subsidiaries of Travelers Group Inc., and Smith Barney Securities and Smith Barney Fund are investment funds domiciled outside the United States for which Smith Barney Inc. acts as sponsor and adviser. None of Travelers Group Inc., TIC, Smith Barney Inc. or their respective affiliates has assumed or has any responsibility for the management, business or operations of the Company or for the statements contained in this Notice (other than the limited information regarding the stock ownership of such entities under the caption "Principal Stockholders").

(11) Includes 406,000 shares of Common Stock issuable upon exercise of immediately exercisable warrants held by Scantek Medical, Inc. ("Scantek"), 213,750 shares of Common Stock owned by Zsigmond L. Sagi ("Dr. Sagi"), the Chairman of the Board and a principal stockholder of Scantek, and 750 shares issuable upon exercise of immediately exercisable options owned by Dr. Sagi. Does not include 375 shares issuable upon exercise of options held by Dr. Sagi that are not immediately exercisable. Does not include 200,000 shares of Common Stock and warrants to purchase 30,000 shares of Common Stock held by Zigmed, Inc. Dr. Sagi's son, Zsigmond G. Sagi, is the President of Zigmed, Inc.

(12) Includes 81,228,726 shares of Common Stock issuable upon conversion of Preferred Stock.

(13) The address of the named individual is c/o Cell Tech, 1300 Main Street, Klamath Falls, OR 97601.

(14) Includes an aggregate of 3,255,629 shares of Common Stock underlying warrants held by Hateley & Hampton, P.C.

(15) Includes 525,328 shares of Common Stock issuable upon exercise of immediately exercisable options and warrants held by directors and executive officers of the Company.

(16) Includes 30,000 shares issuable upon exercise of currently exercisable options held by Mr. Blaxland, 81,228,726 shares issuable upon conversion of Preferred Stock held by the Kollmans and 3,255,629 shares underlying warrants held by Hateley & Hampton, P.C.


                        DIRECTORS AND EXECUTIVE OFFICERS

     The Reorganization Agreement provides that, effective as of the closing of the transactions contemplated thereby, the Board will be reconstituted and fixed at six directors. Effective as of the closing, it is anticipated that Elizabeth
E. Tallett, Jack L. Rivkin, John F. Sasen, Sr. and Udi Toledano will resign as directors of the Company, and that Marta C. Kollman, Justin Strauss, Donald P. Hateley, Donald M. Anderson and Gerald L. Olson will be appointed as new directors to fill the vacancies created by the resignations. Christopher J.M. Blaxland, a current director of the Company, will remain a director after the closing but will resign as its Chief Executive Officer. The following table sets forth information regarding the Company's current executive officers and directors and the proposed executive officers and directors of the Company after the closing. If any proposed director listed in the table below should become unavailable for any reason, which is not anticipated by any of the parties to the Reorganization Agreement, the directors of the Board will vote for any substitute nominee or nominees who may be selected by the Kollmans prior to the closing.

CURRENT EXECUTIVE OFFICERS AND DIRECTORS


             NAME                AGE        POSITIONS
             ----                ---        ---------
Elizabeth E. Tallett              50      Chairman of the Board
Christopher J.M. Blaxland         57      President and Chief Executive Officer
Jack L. Rivkin                    58      Director
John F. Sasen, Jr.                56      Director
Udi Toledano                      49      Director

PROPOSED EXECUTIVE OFFICERS AND DIRECTORS AFTER THE CLOSING

             NAME              AGE        POSITIONS
             ----              ---        ---------

Marta C. Kollman               52        President and Chief Executive Officer
                                           and Director
John S. Neubauer               57        Chief Operating Officer
Robert Longo                   45        Chief Financial Officer
Justin Strauss                 27        Vice President of Marketing, Secretary
                                           and Director
Donald P. Hateley              41        Chairman of the Board
Donald M. Anderson             60        Director
Gerald L. Olson                50        Director
Christopher J.M. Blaxland      57        Director

     Elizabeth E. Tallett has been a director of the Company since March 1998 and Chairman of the Board since May 19, 1998, and was President and Chief Executive Officer of the Company from May 19, 1998 to August 31, 1998. She has served as President and Chief Executive Officer of Dioscor, Inc., a biotechnology management company, since March 1996, and President and Chief Executive Officer of Ellard Pharmaceuticals Inc., a pharmaceutical company involved in the anti- ulcer field, since July 1997. From 1992 to March 1996 Ms. Tallett was President and Chief Executive Officer of Transcell Technologies Inc., a company focused on carbohydrate chemistry. From 1987 to 1992 she was President of Centocor Pharmaceuticals, a biotechnolgy company focused on monoclonal antibody-based pharmaceuticals. From 1984 to 1987 she was Director of Marketing Operations of Parke-Davis, the pharmaceutical division of Warner-Lambert Company, and a member of the Parke-Davis Executive Committee, and from 1973 to 1987 she was Director of Worldwide Strategic Planning for Warner-Lambert Company. Ms. Tallett also serves on the Board of Directors of Principal Life Insurance Company, Varian Associates Inc., Coventry Health Care Inc., Integramed America Inc. and Prosperity New Jersey Inc., a not-for-profit corporation, and is a founding member of the Biotechnology Council of New Jersey.

     Christopher J.M. Blaxland has been President and a director of the Company since September 1, 1998. He was the President of Cell Pathways, Inc., a company involved in the development and commercialization of products to prevent and treat cancer, from September 1993 to December 1997. From February 1992 to August 1993, he was general manager of the Pharmaceutical Division of Greenwich Pharmaceuticals, Inc. From 1970 to February 1992, he held various positions with SmithKline Beecham, most recently serving as Vice President, Gastrointestinal Products.

     Jack L. Rivkin has been a director of the Company since May 1996. Mr. Rivkin has been a Senior Vice President of Travelers Group Inc., the parent company of TIC and Smith Barney, Inc., since January 1, 1996. He is currently responsible for the management of venture capital and public equity partnerships for several independent insurance subsidiaries of Travelers Group Inc. He also is a director and member of the Investment Committee of Greenwich Street Capital Partners, Inc., a merchant banking fund affiliated with Travelers Group Inc. From May 1993 to October 1995, he was Vice Chairman and Director of Global Research at Smith Barney Inc. From August 1992 to May 1993, he was an independent consultant. From 1990 to August 1992, Mr. Rivkin was Director of the Equities Division and Director of Research of Lehman Brothers. From 1987 to 1990, he was Director of Research at Shearson Lehman Brothers. From 1984 to 1987, Mr. Rivkin was President of PaineWebber Capital, Inc., the merchant banking arm of PaineWebber Group, and Chairman of Mitchell Hutchins Asset Management. He is the co-author of a book on the venture capital industry, "Risk and Reward, Venture Capital and the Making of America's Great Industries," published by Random House. He also is a guest lecturer on venture capital at Columbia University.

     John F. Sasen, Sr. has been a director of the Company since May 1996. Mr. Sasen has been Executive Vice President of PSS/World Medical Inc. since April 1998. From March 1997 to April 1998 he was Chief Executive Officer of Physician Sales and Service, Inc. ("PSS"). He was President of PSS from August 1995 to March 1997 and Chief Operating Officer of PSS from December 1993 to August 1995, and has been a director of PSS since July 1993. Mr. Sasen also was Executive Vice President of PSS from August 1993 to August 1995. From August 1990 to December 1992, he was Vice President--Sales and Marketing of PSS, and from January 1993 to July 1993 he was Regional Vice President of PSS. Prior to joining PSS, Mr. Sasen was Vice President--Sales, Marketing and Distributor Relations of Becton, Dickinson & Co., a manufacturer of health care products. Mr. Sasen was employed by Becton, Dickinson & Co. for over 20 years.

     Udi Toledano has been a director of the Company since May 1996. Mr. Toledano has been the President of Andromeda Enterprises, Inc., a private investment company, since December 1993. Prior to that, he was the President of CR Capital Inc., a private investment company, for more than five years. He has also been an advisor to various public and private corporations, none of which is affiliated with or competes with the Company. Mr. Toledano is a director of Global Pharmaceutical Corporation, a generic pharmaceuticals manufacturer, and Universal Stainless & Alloy Products, Inc., a specialty steel producer, each of which is a public company.

     Marta C. Kollman joined New Earth in 1988 and New Algae in 1990 and has served as their co-founder, Director and President and of related entities since that time. Prior to joining the Cell Tech Companies, Ms. Kollman also researched, harvested and marketed algae to consumers. Ms. Kollman was a business manager and small business owner for several years before co-founding the Cell Tech Companies. Ms. Kollman has been a member of the Board of Directors of the Dan O'Brien Foundation since 1995 and has served as its secretary and treasurer since 1997. In 1997, she also received the Soroptimist International Award for her outstanding work with women. Ms. Kollman attended the Kathryn Gibbs Business School in Boston and is the spouse of Daryl Kollman and mother of Justin Strauss. Ms. Kollman is intended to be nominated as the President and Chief Executive Officer and a director of the Company.

     John S. Neubauer joined the Cell Tech Companies in 1998 as the Chief Operating Officer. From 1993 to 1997, Mr. Neubauer was a Senior Vice President of Starlight International, Inc., a diet product distributor in the Network Marketing industry. Prior to Starlight International, Mr. Neubauer served as President of J.S. Neubauer & Associates, Inc., a consulting firm specializing in providing consulting services to Network Marketing companies. Prior to founding J.S. Neubauer

& Associates, Mr. Neubauer was Director of Corporate Finance of the national accounting firm of Deloitte & Touche, LLP (formerly Deloitte, Haskins & Sells) for eight years and served as Chief Operating Officer of Herbalife International, Inc. for two years. Mr. Neubauer has an MBA from Pepperdine University, a Diploma from the University of Madrid, Madrid, Spain, and a BA from Ripon College, Ripon, Wisconsin. Mr. Neubauer will be Chief Operating Officer of the Company.

     Robert B. Longo joined the Cell Tech Companies in 1995 and has served as Chief Financial Officer since that time. Prior thereto, Mr. Longo was associated with American Cyanamid Company in various financial capacities from 1980 to 1995. Mr. Longo is a Certified Public Accountant and Certified Management Accountant with eighteen years of diverse financial experience with Fortune 100-size companies. Mr. Longo has a B.S. from Montclair State University and an MBA from Seton Hall University. Mr. Longo will be Chief Financial Officer of the Company.

     Justin Strauss joined the Cell Tech Companies in 1984 as a Harvest Site employee where he participated in the design, construction and preparation of the Cell Tech Companies Harvest Site. In 1989, Mr. Strauss was promoted to Supervisor of Harvest Site Production and later became the Screening Supervisor of Production. In 1991, Mr. Strauss became the assistant to the Chief Executive Officer and from 1992 to 1994 worked in the Marketing department as a Project Coordinator. In May 1994, he became the Vice President of Sales and was primarily responsible for the Order Operators and Distributor Services. In January 1998, Mr. Strauss became the Vice President of Sales and Marketing and has served in that capacity since that time. Mr. Strauss graduated from the University of Arizona with a Bachelor of Arts degree in Communications in 1994. Mr. Strauss is the son of Marta Kollman. Mr. Strauss is intended to be nominated as the Vice President and Secretary and a director of the Company.

     Donald P. Hateley has, since 1994, been the Chief Executive Officer of InterCap Partners, Incorporated, a boutique investment banking firm located in Los Angeles, California that specializes in corporate finance and mergers and acquisitions for middle market companies. Since 1996, Mr. Hateley has also been the Managing Partner of Hateley & Hampton, a Los Angeles based law firm that specializes in representing clients on corporate, tax, real estate and securities issues. Before founding InterCap Partners, Mr. Hateley held positions with various wall street investment banking firms including Senior Vice President and Managing Director of Corporate Finance for Beverly Hills-based J.B. Oxford & Co., Inc. and Santa Monica-based Aeternus Capital Corporation as well as positions with Bear, Stearns & Co., Inc. and Paine Webber Incorporated. From 1983 until 1989, Mr. Hateley was the President of The Cambridge Group, Inc., an NASD broker dealer with offices in Los Angeles, Denver and New York. Before founding The Cambridge Group, Inc., Mr. Hateley was a senior accountant with Peat, Marwick, Mitchell & Co., predecessor to KPMG Peat Marwick, in its Los Angeles office where he worked in the audit and tax departments. Mr. Hateley is a California licensed attorney, real estate broker and Certified Public Accountant. Mr. Hateley is intended to be nominated as the Chairman of the Board of the Company.

     Gerald L. Olson has, since 1997, been a Senior Vice President of Colle & McVoy, a Minneapolis based public relations firm specializing in assisting corporate clients elevate their issues to federal policymaking levels through strategic relationships with policymakers, regulators and other influences. From 1993 to 1997, Mr. Olson was President of The Rowland Company, a St. Paul based public affairs company that specializes in public affairs strategies that capitalize on corporate product and service innovations as well as corporate crises resolution without litigation. Mr. Olson was appointed by President Bush to serve as Assistant Secretary for Legislation for the U.S. Department of Health and Human Services in Washington, D.C. from 1989 to 1990. In this capacity, Mr. Olson was the liaison for the Department's issues debated by Congress, including catastrophic health insurance and Medicare/Medicaid reform. Mr. Olson also served as the Secretary's liaison to directors of all key Department agencies, including the National Institutes of Health, Centers for Disease Control, Food and Drug Administration and Social Security Administration. Mr. Olson is intended to be nominated as a director of the Company.

     Donald Anderson, Ph.D. is the Senior Scientist at the Woods Hole Oceanographic Institute in Massachusetts and has served in that capacity since 1991. From 1978 to 1991, Dr. Anderson has held various positions with Wood Hole Oceanographic Institution including Associate Scientist and Postdoctoral Investigator. Prior to joining Woods Hole Dr. Anderson was an Instructor at Massachusetts Institute of Technology in its Civil Engineering Department. Dr. Anderson has been a scientific advisor to the U.S. Delegation to the IOC/FAO Intergovernmental Panel on Harmful Algal Blooms since 1992 and the Director of the U.S. National Office on Marine Biotoxins and Harmful Algal Blooms since 1993. Among his many other distinctions, Dr. Anderson was the Director of the NATO Advanced Study Institute on the Physiological Ecology of Harmful Algal Blooms and Chairman of SCOR Working Group on Harmful Algal Blooms. In 1993, Dr. Anderson was the recipient of the Stanley W. Watson Chair for Excellence in Oceanography. Dr. Anderson is the author of several publications regarding algae and is the recipient of many other distinguished awards. Dr. Anderson has received a B.S. in Mechanical Engineering, an M.S. in Civil Engineering and a Ph.D. in Aquatic Sciences from Massachusetts Institute of Technology. Dr. Anderson is intended to be nominated as a director of the Company.

     During the year ended December 31, 1998, the Board held 18 meetings. The Board has standing audit and compensation committees but does not have a nominating committee. The audit committee presently consists of Messrs. Rivkin, Toledano and Sasen. The audit committee met once during the year ended December 31, 1998. The functions of the audit committee are: (1) to recommend annually to the Board the appointment of the independent accountants of the Company, (2) to review with the independent accountants the accounting practices and policies of the Company, (3) to review with the internal and independent accountants the overall accounting and financial controls of the Company, (4) to be available to independent accountants during the year for consultation, and (5) to review related party transactions by the Company on an ongoing basis and review potential conflict of interest situations where appropriate. The compensation committee, consisting of Messrs. Toledano and Rivkin and Ms. Tallett, met one time during the year ended December 31, 1998. All of the directors attended at least 75% of the meetings of the Board and meetings of the committees of the Board on which they served.

COMPLIANCE WITH SECTION 16(a) OF THE EXCHANGE ACT

     Section 16(a) of the Securities Exchange Act of 1934, as amended, requires the Company's officers, directors and persons who beneficially own more than ten percent of a registered class of the Company's equity securities ("ten-percent stockholders") to file reports of ownership and changes in ownership with the Securities and Exchange Commission and The Nasdaq Stock Market, Inc. Officers, directors and ten-percent stockholders also are required to furnish the Company with copies of all Section 16(a) forms they file. To the Company's knowledge, based solely on its review of the copies of such forms furnished to it, the Company believes that all Section 16(a) reporting requirements were complied with by the Company's officers and directors during the year ended December 31, 1998, except for one report on Form 3 that was inadvertently filed late by Mr. Blaxland and one report on Form 3 that was inadvertently filed late by Ms. Tallett.


                             EXECUTIVE COMPENSATION

     The following table shows the cash compensation paid by the Company, as well as certain other compensation paid or accrued, during the fiscal years ended December 31, 1998, 1997 and 1996 to the Chief Executive Officers of the Company and the other executive officers of the Company whose compensation was $100,000 or greater during the fiscal year ending December 31, 1998 ("Named Executive Officers").


                                            SUMMARY COMPENSATION TABLE
--------------------------------------------------------------------------------------------------------------------------
                                                                                             Other Annual
Name and Principal Position                    Year         Salary($)        Bonus($)      Compensation($)    Options(#)
--------------------------------------------------------------------------------------------------------------------------
Christopher J.M. Blaxland                      1998          $137,019         $ 6,000            (1)           150,000
President and Chief Executive Officer          1997               N/A             N/A           N/A                N/A
(Beginning September 1, 1998)                  1996               N/A             N/A           N/A                N/A
--------------------------------------------------------------------------------------------------------------------------
Elizabeth E. Tallett                           1998           $35,769         $15,000            (1)            65,000
President and Chief Executive Officer          1997               N/A             N/A           N/A                N/A
(May 19, 1998 through August 31, 1998)         1996               N/A             N/A           N/A                N/A
--------------------------------------------------------------------------------------------------------------------------
Kenneth S. Hollander                           1998          $144,577         $18,375            (1)            10,000
Chief Financial Officer                        1997           $94,414         $17,325            (1)                 0
                                               1996           $51,923               0            (1)            56,250
--------------------------------------------------------------------------------------------------------------------------
Donald B. Brounstein                           1998           $91,915               0            (1)                 0
President and Chief Executive Officer          1997          $152,574         $14,980            (1)                 0
(Through May 19, 1998)                         1996          $145,000               0            (1)            37,500
--------------------------------------------------------------------------------------------------------------------------


(1) The named individual routinely received or receives other benefits from the Company, the amounts of which are customary in the industry. The Company has concluded, after reasonable inquiry, that the aggregate amounts of such benefits during the year did not exceed the lesser of $50,000 or 10% of the compensation set forth above as to the named individual.

     The following table summarizes the number of shares and the terms of stock options granted to the Named Executive Officers in the year ended December 31, 1998:


                                   OPTIONS/SAR GRANTS DURING YEAR ENDED DECEMBER 31, 1998
                                ----------------------------------------------------------
                                       Individual Grants                                                        Potential Realized
                                ---------------------------------                                                Value at Assumed
                                Number of            % of Total                                                Annual Rates of Stock
                                Securities          Options/SARs                                              Price Appreciation for
                                Underlying           Granted to          Exercise or                                Option Term
                               Options/SARs         Employees in          Base Price                          ----------------------
Name                             Granted            Fiscal Year           ($/Share)        Expiration Date        5%          10%
----                           ------------         -------------        -----------       ---------------    ---------   ----------
Christopher J.M. Blaxland        150,000               39.8%               $0.91               (1)               N/A         N/A
------------------------------------------------------------------------------------------------------------------------------------
Elizabeth E. Tallett              15,000                4.0%               $9.09           3/13/08              $ 85,750    $217,307
                                  50,000               13.3%               $3.28           5/19/08              $103,139    $261,374
------------------------------------------------------------------------------------------------------------------------------------
Kenneth S. Hollander              10,000                2.7%               $0.44               (1)               N/A         N/A
------------------------------------------------------------------------------------------------------------------------------------
Donald B. Brounstein                   0                0                   0                    0                0           0
------------------------------------------------------------------------------------------------------------------------------------


--------------

(1) These options terminated in March 1999 as a result of termination of employment.

     The following table sets forth information concerning the number and value of unexercised options held by each of the Named Executive Officers as of December 31, 1998.


                                            AGGREGATE YEAR-END OPTION VALUES
                                                  (DECEMBER 31, 1998)
------------------------------------------------------------------------------------------------------------------
                                    Number of securities underlying              Value of unexercised in-the-money
                              unexercised options at fiscal year-end (#)         options at fiscal year-end ($)(1)
                              -------------------------------------------       ----------------------------------
            Name                  Exercisable       Unexercisable           Exercisable          Unexercisable
            ----              ----------------      ----------------       -------------      --------------------
Christopher J.M. Blaxland        30,000(2)             120,000(2)                0                      0
------------------------------------------------------------------------------------------------------------------
Elizabeth E. Tallett                65,000                      0                0                      0
------------------------------------------------------------------------------------------------------------------
Kenneth S. Hollander             47,750(3)                  8,500                0                      0
------------------------------------------------------------------------------------------------------------------
Donald B. Brounstein                37,500                      0                0                      0
------------------------------------------------------------------------------------------------------------------


-----------------

(1) Represents the difference between the aggregate market value at December 31, 1998 of the Common Stock (based on a last sale price of $0.0625 on that date) and the options' aggregate exercise price.

(2) These options terminated in March 1999 as a result of termination of employment.

(3) Options for 45,000 shares terminated in March 1999 as a result of termination of employment.

EMPLOYMENT AGREEMENTS

     The Company terminated its employment agreement with Mr. Blaxland effective December 22, 1999. See discussion of the employment agreement in the Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 1998.

     The Company terminated its employment agreement with Kenneth S. Hollander effective December 22, 1999.

STOCK OPTIONS

     1996 Plan. The Company's 1996 Stock Incentive Plan ("1996 Plan") was adopted by the Company's Board of Directors in June 1996 for the purpose of securing for the Company and its stockholders the benefits arising from the ownership of restricted shares of Common Stock ("Restricted Stock"), stock appreciation rights ("SARs") and options to purchase Common Stock ("Options") by directors who are not employees ("Eligible Directors") (Messrs. Rivkin, Sasen and Toledano are currently Eligible Directors), officers, other key employees and consultants ("Key Employees") of the Company (and any subsidiary companies) who are expected to contribute to the Company's future growth and success. No shares of Restricted Stock or SARs have been granted under the 1996 Plan. Options for 296,200 shares have been issued under the 1996 Plan as of March 23, 1998. No award may be granted under the 1996 Plan after June 2006.

     Under the 1996 Plan, the maximum number of shares with respect to which Options or SARs may be granted or which may be awarded as restricted stock is 700,000 shares of Common Stock. The Company may in its sole discretion grant shares of Restricted Stock, SARs and Options to Key Employees and shall grant Options to the Company's Eligible Directors subject to specified terms and conditions and in accordance with a specified formula ("Formula") as discussed below. The 1996 Plan is administered by the Board of Directors, which, subject to the terms of the 1996 Plan, determines the Key Employees who will receive grants of Options, SARs or Restricted Stock, the number of shares of Common Stock subject to each Option or SAR or awarded as Restricted Stock, the grant date, the expiration date, and other terms and conditions.

     Under the Formula, each Eligible Director was granted in June 1996 Options to purchase 15,000 shares of Common Stock at an exercise price equal to the initial public offering price per share, all of which vested immediately upon grant ("Initial Director Options"). On the first business day following the Annual Meeting, and thereafter on the first business day following each successive annual meeting of stockholders, so long as Options remain available to grant to Eligible Directors, each person who is elected as a director after that meeting and is an Eligible Director, and each person who continues to serve as a director after that meeting and is an Eligible Director, shall be granted 10,000 Options ("Director Options") in recognition of service as a director, subject to vesting, for the year ending on the day prior to the next annual meeting of stockholders of the Company to elect directors. Director Options expire ten years from the date of grant and vest as follows (except for the Initial Director Options, which vest immediately upon grant): 33-1/3% upon the grant of such Options, 66-2/3% one year after the date of grant and 100% two years after the date of grant, in each case assuming the recipient continuously serves as a director during that time.

     Other Options. The Company has issued options outside of the 1996 Plan to certain officers, directors, employees and consultants to purchase a total of 157,500 shares of Common Stock. Options for 131,250 shares were granted on February 9, 1996 and have a five-year term and an exercise price of $5.33 per share. All of such options were fully vested on the date of grant. Options for 11,250 shares were granted as of June 3, 1996, have an exercise price of $5.33 per share and vested in full on April 30, 1997. Options for 15,000 shares were granted on March 13, 1998, have a ten year term and an exercise price of $8.44 per share and were vested in full on the date of grant.

     Five former directors of the Company each were granted 1,500 options outside the 1996 Plan in September 1996 in replacement of options granted under the Company's former Nonemployee

Director Stock Incentive Plan which expired as a consequence of such directors' resignation from the Board in connection with the Company's initial public offering.

DIRECTOR COMPENSATION

     Non-employee members of the Board of Directors are paid $500 (plus reasonable expenses) for each attended meeting of the Board of Directors or committee thereof. Non-employee members of the Board of Directors of the Company also are eligible for the grant of Options under the 1996 Plan which currently provides for each Eligible Director (currently Messrs. Rivkin, Sasen and Toledano and Ms. Tallett) to receive the Director Options. Mr. Rivkin is a nominee of TIC. Mr. Rivkin has waived the $500 fee for attendance at meetings of the Board of Directors or committees thereof and the Initial Director Options, the 1997 Director Options and the 1998 Director Options. In lieu thereof, the Board of Directors in June 1996 granted TIC options outside the 1996 Plan to purchase 15,000 shares of Common Stock at an exercise price equal to the initial public offering price and in each of June 1997 and June 1998 granted TIC options outside the 1996 Plan to purchase 10,000 shares. The Board granted 15,000 options outside the 1996 Plan to Elizabeth E. Tallett in March 1998 in connection with her election as a director of the Company. All of such options have a ten year term, an exercise price of $8.44 per share and were vested in full on the date of grant.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

     Elizabeth E. Tallett, who served as President and Chief Executive Officer from May 19, 1998 through August 31, 1998, is a member of the compensation committee of the Board of Directors.

                        REPORT ON EXECUTIVE COMPENSATION

INTRODUCTION

     The Compensation Committee of the Board of Directors (the "Committee") is composed of Messrs. Toledano and Rivkin and Ms. Tallett. The Committee is responsible for the establishment and oversight of the Company's executive compensation programs. The following report of the Committee discusses generally the Company's executive compensation objectives and policies and their relationship to the Company's performance in 1998.

EXECUTIVE COMPENSATION PHILOSOPHY AND OBJECTIVES

     The Company's executive compensation programs were designed to attract, retain and motivate highly effective executives and to reward sustained corporate and individual performance with an appropriate base annual salary and incentive compensation. Until it suspended business operations, the Company sought to increase management ownership of the Company and to link executive compensation with stockholder value, achievement of business objectives and corporate profitability.

     The Company's compensation philosophy was to compensate its executive officers at market-competitive levels for achieving planned performance. Market comparisons included general industry norms, medical device manufacturers and a selected group of capital-intensive companies that were approximately the same size as the Company. More emphasis was placed on general industry than the medical device industry norms.

COMPENSATION PROGRAM COMPONENTS

     Consistent with the Company's executive compensation objectives, the Company's compensation for its senior management, including the Chief Executive Officers, consisted of three components: an annual base salary, annual cash incentive awards and long-term incentive awards. During the year ended December 31, 1998, the Company's compensation of its senior executives consisted of annual base salary and ownership of the Company's Common Stock.

     Annual Base Salary. Base salaries for executive officers were determined with reference to a salary range for each position. Salary ranges were determined by evaluating a particular employee's position and comparing it with what were believed to be representative prevailing norms for similar positions in similarly sized companies. Within this salary range, an executive's initial salary level was determined largely through Committee judgment, based on the experience of its members. Salaries were set at a level to attract, retain and motivate superior executives.

     Annual Incentive Awards. The executive officers were eligible to receive an annual bonus that was intended to provide additional compensation for significant and outstanding achievement during the past year.

     Long-Term Incentive Awards. Long-term incentive compensation was provided by the grant of options to purchase shares of Common Stock of the Company under the 1996 Plan. In considering the awards, the Committee took into account such factors as prevailing norms for the ratio of options outstanding to total shares outstanding, the effect on maximizing long-term stockholder value, and vesting and expiration dates of each executive's outstanding options.

The Compensation Committee

Udi Toledano
Jack L. Rivkin
Elizabeth E. Tallett

PERFORMANCE MEASUREMENT COMPARISON*

     The rules and regulations of the SEC require the presentation of a line graph since the Common Stock has been registered under Section 12 of the Exchange Act comparing the yearly percentage change in the Company's cumulative stockholder return to (i) the cumulative total return of a broad market equity index and (ii) the cumulative return of either a published industry index


--------------

* The material in the graph is not "solicitation material", is not deemed filed with the SEC, and is not incorporated by reference in any filing of the Company under the Securities Act or the Exchange Act, whether made before or after the date hereof and irrespective of any general incorporation language in any filing. The information in the graph has been provided by Research Data Group, Inc.

or a self-constructed group of peer issuers that the Company believes is relevant to a comparative understanding of its performance.

     The Company has used the Standard & Poors' Health Care (Medical Products & Supplies) Index, which consists of manufacturers of medical, surgical and diagnostic devices--including hospital supplies, implantable devices, pacemakers and heart valves.



                COMPARISON OF 28 MONTH CUMULATIVE TOTAL RETURN*
           AMONG HUMASCAN INC., THE NASDAQ STOCK MARKET (U.S.) INDEX
          ANT THE S & P HEALTH CARE (MEDICAL PRODUCTS & SUPPLIES) INDEX





                              [graph appears here]




-----------

* $100 INVESTED ON 8/12/96 IN STOCK OR ON 7/31/96 IN INDEX -- INCLUDING REINVESTMENT OF DIVIDENDS. FISCAL YEAR ENDING DECEMBER 31.






                             Cumulative Total Return


                            8/12/96           12/96         12/97      12/98
--------------------------------------------------------------------------------
HumaScan Inc.                 100               94           142         1
--------------------------------------------------------------------------------
S&P Health Care (Medical
Products & Supplies)          100              121           151       218
--------------------------------------------------------------------------------
Nasdaq Market                 100              119           146       206
--------------------------------------------------------------------------------

                 CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

     In March 1999, to settle claims by Scantek Medical, Inc. ("Scantek") and Zigmed Inc. ("Zigmed") relating to the Company's failure to pay Scantek license fees, royalties and other sums totaling $750,000 and indebtedness of the Company to Zigmed of $315,000, the Company entered into a Settlement Agreement with Scantek pursuant to which the Company's license from Scantek was terminated, certain assets were assigned to Scantek, Scantek was issued 150,000 shares of Common Stock, Zigmed was issued 200,000 shares of Common Stock and Zigmed was paid $105,000. In return, the Company received $340,000 from Scantek (of which $105,000 was paid directly to Zigmed by Scantek on behalf of the Company) and its obligations to Scantek and Zigmed were deemed to be fully satisfied. The parties exchanged general releases, excepting only their respective obligations under the Settlement Agreement. The Company had previously ceased the operation of its business, which was based on a license from Scantek, and has since been inactive.

     Andromeda Enterprises, Inc., of which Udi Toledano, a director of the Company, is President, will receive, at the closing, warrants to purchase an aggregate of 1,085,209 shares of Common Stock and cash compensation of $25,000, in consideration for introducing the Company to New Earth and New Algae. The warrants will be immediately exercisable upon the contemplated reverse stock split or an amendment of the Company's Certificate of Incorporation to increase the authorized number of shares to allow for the exercise of the warrants and the conversion of the Preferred Stock. The warrants are exercisable at an exercise price of $0.1229 per share and will expire on the fifth anniversary of the closing. The warrants contain certain demand and "piggyback" registration rights for the warrants and the underlying Common Stock.

     Hateley & Hampton, a Professional Law Corporation of which Donald P. Hateley is a President, co-founder and a shareholder, will receive, at the closing, warrants to purchase an aggregate of 3,255,629 shares of Common Stock in consideration for providing legal and consulting advice to New Earth and New Algae. The warrants will be identical to those to be issued to Andromeda Enterprises, Inc., except that they will be exercisable at $0.0069 per share.

     Klamath Cold Storage, Inc., which is owned by the Kollmans, has provided New Algae and New Earth with freezer storage space for its freeze dried algae at rates the management of New Algae and New Earth believe to be below or comparable with prevailing market conditions.

     In June 1999, New Algae and New Earth entered into a Loan and Security Agreement (the "Coast Loan") with Coast Business Credit, a division of Southern Pacific Bank ("Coast"), in which Coast agreed to lend New Algae and New Earth up to $15,000,000, subject to the occurrence of the closing. The total loan amount consists of a loan against the Company's receivables, an advance against the New Algae's monthly net collections, an inventory loan of up to $3,000,000, a term loan of up to $2,400,000 and an equipment acquisition loan of up to $2,000,000. The interest rate on the receivable loans, advances and the inventory loan is at a rate equal to the prime rate plus 2.5% per annum. The interest rate on the term loans and the Equipment Acquisition Loans will be a rate equal to the Prime Rate plus 2.75% per annum. The Coast Loan is secured by substantially all of the assets of New Algae and New Earth and the personal guarantees of Daryl and Marta Kollman. The net proceeds of the loan will be used to pay a previously declared dividend of $7,600,000 to the Kollmans and for working capital.